NAME OF REGISTRANT: Chevron Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Item #8 on Chevron Corp. Proxy Statement:
Vote Yes: Disclosures on Carbon Asset Transition
 Symbol:  CVX
Filed by: As You Sow
Annual Meeting: May 25, 2016
Contact: Danielle Fugere dfugere@asyousow.org

SUMMARY
This proposal asks Chevron to account for energy reserves in resource-neutral BTUs (an internationally accepted energy unit) in addition to the traditional ‘barrels-of-oil’ and ‘cubic feet of gas’ standard. Currently, oil and gas companies are valued in part on whether oil and gas reserves are replaced annually, incentivizing management to prioritize investments in oil and gas. This new reporting metric will help Chevron, and the market, account for, and place value on a range of energy resources produced by the Company beyond oil and gas, including any wind, solar, cellulosic ethanol, geothermal, or other energy it produces. By aligning one of the market’s primary valuation metrics – reserve replacement – with the increasing imperative for lower carbon energy, a path to becoming a truly diversified and competitive energy company can be forged.

RESOLVE CLAUSE
Proponents request that, by February 2017 and annually thereafter in a publication such as the annual or CSR report, Chevron quantify and report to shareholders its reserve replacements in BTUs, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the Company.

RATIONALE FOR A YES VOTE
1.	Changing market dynamics and regulations are escalating Chevron’s carbon asset risk, which can be reduced by diversifying the Company’s energy resources.
2.	Increasing costs and decreasing profitability – oil and gas companies are incentivized by current reporting metrics to continue to produce carbon based energy.
3.
Reporting reserves in an energy-neutral metric will provide a simple, recognizable metric for markets and investors to fully value all of Chevron’s energy reserves, allowing greater flexibility for Chevron to pursue diversified business models.

1.	Changing Market Dynamics and Regulations are Escalating Chevron’s Carbon Asset Risk, which Can Be Reduced by Diversifying the Company’s Energy Resources.
Global energy markets are undergoing a structural shift toward less polluting, low carbon energy sources. Worldwide, demand for fossil fuels is being affected by policies and technology trends related to climate change.1 A March 2013 Citi report cites a number of trends indicating that oil demand growth is approaching a tipping point and that a leveling off in demand may occur by 2020.2 The IEA and Deutsche Bank forecast global oil demand could peak in the next ten to fifteen years.3 In developed nations, demand for oil has fallen since 2005, primarily as a result of more efficient vehicles.4

Competition from carbon-free, renewable substitutes is also threatening Chevron’ natural gas business. Low carbon solutions have been adopted at a higher rate than most analysts predicted, and costs for low carbon and renewable infrastructure have declined faster than anticipated. Demonstrating these trends, in 2013, the world added more capacity for carbon-free electric power than coal, natural gas, and oil combined.5 As prices of renewable energy become equal to or less than fossil fuels, an aggressive shift to these forms of energy is likely to occur.

The growing likelihood of peaking demand for carbon-based energy increases the risk that many of Chevron’s oil and gas reserves may never be developed and that continued large investments in high-cost replacements may become stranded. In contrast, renewable energy markets will continue to grow as costs decline and carbon-related pressures increase.6

The increasing cost for Chevron to find, produce, and develop new oil and gas resources only heightens the risks associated with Chevron’s oil and gas assets. As conventional crude oil sources become more difficult to locate and produce, companies such as Chevron are having to pursue “unconventional” resources that are more costly to extract due to extreme and remote locations and a range of technological challenges.7 To give scale to the increasing costs, from 2000 to 2014, Chevron’s capital expenditures grew 364%, while production decreased 6%.8

Further, Chevron’s portfolio, which is increasingly built on high cost oil projects, has not fared well amidst low oil prices. Chevron reported a 76% lower net income in 2015 compared to 2014.9 Chevron’s stock price is also affected by low oil prices -- from June 2014 to April 2016, Chevron stock fell 23%.10 These pressures put the viability of Chevron’s high-cost, high carbon oil and gas resources into question as demand slows or decreases due to carbon reduction pressures and new technologies. This is especially true where low-cost producing nations, such as Saudi Arabia, Iran, and Iraq, can continue flooding the market with low cost oil for decades.

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1 “IEA cuts 2015 oil demand outlook despite plunging prices,” Business Insider, Dec 12, 2014. http://www.businessinsider.com/afp-iea-cuts-2015-oil-demand-outlook-despite-plunging-prices-2014-12
2 Paul Tullis, “'Peak Oil' Is Back, but This Time It's a Peak in Demand.” Bloomberg, May 3, 2013,  http://www.bloomberg.com/bw/articles/2013-05-01/peak-oil-is-back-but-this-time-its-a-peak-in-demand
3 Liam Denning, “Oil’s Black Swans on the Horizon,” Wall Street Journal, Feb 16, 2015, http://www.wsj.com/articles/oils-black-swans-on-the-horizon-1424108038
4 “Yesterday’s fuel: The world’s thirst for oil could be nearing a peak. That is bad news for producers, excellent for everyone else,” The Economist, Aug 3, 2013, http://www.economist.com/news/leaders/21582516-worlds-thirst-oil-could-be-nearing-peak-bad-news-producers-excellent
5 Tom Randall. “Fossil Fuels Just Lost the Race Against Renewables,” Bloomberg, April 14, 2015, http://www.bloomberg.com/news/articles/2015-04-14/fossil-fuels-just-lost-the-race-against-renewables
6 International Energy Agency.  “Renewables to lead world power market growth to 2020”. October 2nd, 2015. https://www.iea.org/newsroomandevents/pressreleases/2015/october/renewables-to-lead-world-power-market-growth-to-2020.html
7 Jorge Leis, John McCreery and Juan Carlos Gay, “National oil companies reshape the playing field,” Bain and Company  Oct 10, 2012. http://www.bain.com/publications/articles/national-oil-companies-reshape-the-playing-field.aspx; Christopher Click and Douwe Tideman. “Rediscovering the Art of Exploration,” Pricewaterhouse Cooper, 2013, http://www.strategyand.pwc.com/media/file/Strategyand_Rediscovering-the-Art-of-Exploration.pdf
8 “Chevron Corp: Financials.” Y-Charts, Accessed April 12, 2016,https://ycharts.com/companies/CVX ; Chevron. Annual Report
2014 & 2004. Accessed April 12, 2016, http://www.chevron.com/investors/financial-information#secfilings
9 “Chevron Corp: Financials.” Morningstar, Accessed April 12, 2016. http://financials.morningstar.com/income-statement/is.html?t=CVX
10 Google Finance. Chevron Corporation. Accessed April 12, 2016. https://www.google.com/finance?q=NYSE:CVX

In a rapidly decarbonizing economy, oil and gas companies like Chevron must develop business models that mitigate risk from greenhouse gas regulations and disruptive low carbon technologies. One effective response is to transition into becoming a true energy company not wholly dependent on high cost, carbon intense, climate damaging commodities. Establishing a comparable measure of energy reserves is a key step in incentivizing management, and the market, to more readily value all of the Company’s energy resources, helping it remain competitive in the transition to a clean energy economy.

2.	Increasing Costs and Decreasing Profitability – Oil and Gas Companies are Incentivized by Current Reporting Metrics to Continue to Produce Carbon Based Energy.
The current system of accounting for reserves introduces market penalties if management attempts to diversify into resources beyond oil and gas. Currently, reserves are only denominated in oil and gas units. These oil and gas metrics are closely tracked by analysts and can influence company value. For example, when Exxon did not achieve 100% reserve replacement in 2016 for the first time in 22 years, it created significant news coverage and analysis across the oil and financial industries, and was followed shortly thereafter by the Company’s first credit downgrade since the Depression.11 To avoid these consequences, management is often fully focused on oil and gas investment rather than diversification to address changing energy market fundamentals.

Companies are also incentivized by their executive compensation incentive packages to replace oil and gas reserves. For example, as stated in Chevron’s 2016 Proxy statement, “reserves” are one of the key measures in determining “Operating Performance”, which constitutes 25% of the corporate performance rating and impacts compensation packages.12 Reporting on the Company’s oil and gas reserve replacement ratio, and the fact that Chevron replaced 113% of its reserves over the last 5 years, was also included as one of the operational performance highlights in the Company’s proxy statement. 13 The current fuel-specific reporting metric clearly incentivizes the production and development of new oil and gas reserves, leaving little room for management to invest in, and account for, low carbon energy resources

3.
Reporting Reserves in an Energy-Neutral Metric Will Provide a Simple, Recognizable Metric for Markets and Investors to Fully Value All of Chevron’s Energy Reserves, Allowing Greater Flexibility for Chevron to Pursue Diversified Business Models.

Reporting reserves by resource type, in BTU energy units, would be a simple undertaking for Chevron, since it already converts its oil and gas assets into BTU units for operational purposes. Further, it would provide useful information to shareholders and analysts. Currently, Chevron, and the oil and gas industry generally, lack transparency in providing information by which shareholders and the market can evaluate non carbon-based energy resources. Reporting reserves across all of a Company’s energy resources, in source neutral BTUs, will provide an accessible metric for comparability across resource types, allowing investors and markets to analyze fossil fuels and renewables side by side. At present, no such comparable data exists. The reporting of reserves in BTUs, in addition to oil and gas metrics, will increase management’s flexibility in pursuing profitable business models and increase information for shareholders and market analysts.

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11 Bradley Olson, “Exxon Fails to Replace Oil, Gas Production for First Time in 22 Years”, The Wall Street Journal, February 21, 2016, http://www.wsj.com/articles/exxon-fails-to-replace-oil-gas-production-for-first-time-in-22-years-1455926914; Joe Carroll, “Chevron Fails to Replace Production for First Time in 22 Years”, Bloomberg, Feburary 19, 2016, http://www.bloomberg.com/news/articles/2016-02-19/Chevron-fails-to-replace-production-for-first-time-in-22-years. Credit downgrade: Ailworth, Hufford. “S&P Strips Chevron of Triple-A Credit Rating”, Wall Street Journal April 26, 2016. Available at: http://www.wsj.com/articles/s-p-strips-Chevron-of-triple-a-credit-rating-1461687007.
12 Chevron, 2016 Proxy Statement, March, 2016, pg 38. https://www.chevron.com/-
/media/chevron/shared/documents/chevron-proxy-statement-2016.pdf
13 Chevron, 2016 Proxy Statement, March, 2016, pg 39. https://www.chevron.com/-
/media/chevron/shared/documents/chevron-proxy-statement-2016.pdf

RESPONSE TO COMPANY ARGUMENTS
Chevron argues that its current “reserve reporting is in accordance with the U.S. SEC rules and to report in non-standard units that are other than as prescribed risk fostering confusion” As stated in our resolution, it is requested that “such reporting be in addition to reserve reporting required by the Securities and Exchange Commission”, specifically so as to not infringe on disclosures requested by the SEC.14 Further, contrary to fostering confusion, reporting energy resources by BTUs, by energy category, will create an accessible metric for comparability across all resource types, allowing investors and markets the ability to analyze fossil fuels and renewables side by side. Currently, there exists no such comparable data. Further, this argument gives shareholders and analysts little credit; they in fact are not likely to be confused by Chevron adding a BTU category to its existing reporting. The reporting of reserves in BTUs, in addition to oil and gas metrics, will increase management’s flexibility in pursuing profitable business models and increase information for shareholders and market analysts.

GLOBAL INVESTOR CONCERN ABOUT INCREASED CARBON ASSET RISK
An important impetus driving this resolution is global investor concern about the growing risks associated with oil and gas companies’ continuing investment in high cost, high carbon assets, as well as the need for better information for shareholders to adequately evaluate risks and opportunities in a de-carbonizing economy. Risks associated with high carbon assets have been acknowledged by financial institutions internationally, including the Bank of England, Blackrock, and multiple governments.15 The Global Investor Coalition, a group of investors representing over $23 trillion in assets worldwide has made carbon disclosure requests to dozens of companies in the oil and gas sector.16 The Financial Accounting Standards Board (FASB) has recently developed a Task Force on Climate-Related Financial Disclosures (TCFD), to create a set of voluntary disclosure mechanisms providing critical information to investors, lenders, insurers, and other stakeholders. The reporting requested by this resolution would provide investors with a new and important source of information allowing them to assess value across all energy resources produced by Chevron, including any renewables.

CONCLUSION
There is a clear need for practices to reduce risk associated with climate change and to provide mechanisms to facilitate a transition to low-carbon business models. The disclosures requested in this resolution -- reporting reserves in BTUS, by resource category -- provides a clear and simple method to comparatively account for all of a company’s energy assets, providing an alternative to current reporting metrics that disincentive the pursuit of diversified energy resources. The disclosure request is clear, easy for Chevron to implement, and provides benefits to shareholders. We urge you to vote “yes” for this resolution.

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14 Chevron, 2016 Proxy Statement, March, 2016, pg 72. https://www.chevron.com/-/media/chevron/shared/documents/chevron-proxy-statement-2016.pdf
15 Bank of England. One Bank Research Agenda. February, 2015. http://www.bankofengland.co.uk/research/documents/onebank/discussion.pdf; BlackRock. The Price of Climate Change: Global Warming’s Impact on Portfolios. Oct, 2015. https://www.environmental-finance.com/assets/files/The%20Price%20of%20Climate%20Change%20-%20BlackRock.pdf; Pensions & Investments. France to require institutional investors to disclose carbon exposure. May, 2015. http://www.pionline.com/article/20150522/ONLINE/150529958/france-to-require-institutional-investors-to-disclose-carbon-exposure; The Greens. Greens Senate Inquiry into the Exposure of Australian’ Investment to the Carbon Bubble. February,
16 Investor Network o Climate Risk. Investor Expectations: Oil and Gas Company Strategy: Supporting investor engagement on carbon asset risk.  www.iigcc.org/files/publication-files/2014_Investor_Expectations_Oil_and_Gas_Company_Strategy.pdf